

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via E-mail
Joshua G. Sisk
President
OICco Acquisition I, Inc.
4412 8th St. SW
Vero Beach, FL 32968

>   **Re: OICco Acquisition I, Inc.**
>   **Post-Effective Amendment to Form S-1**
>   **Filed November 30, 2011**
>   **File No. 333-162084**

Dear Mr. Sisk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Please revise your filing so that it is a complete registration statement that addresses all items required by the form and includes all information required by the form regarding the registrant and the companies being acquired. See also the disclosure requirements in Rule 419(d) and (e) of Regulation C.

2.   It is unclear why you have not filed the reports required by Section 15(d) of the Securities Exchange Act of 1934. Please file these reports or tell us why you believe they are not required.

Reconfirmation Offering, page 4

3.   Please revise your statement that investors will have no fewer than 20 business days and no more than 45 business days to notify you of their election to remain an investor to clarify where you intend to include disclosure in this prospectus about the specific date

by which investors must notify you. Also, include a clear description of how investors notify you and the address to use for the notice.

4.   Please disclose how you determined that you satisfy the 80% requirement in Rule 419(e)(1).

September 30, 2011 Unaudited Financial Statements for OICco Acquisition I, Inc., page F-1

5.   We see that you filed unaudited interim financial statements for the period ended September 30, 2011 for OICco. Please revise to also include the audited financial statements as of and for the year or period ended December 31, 2010 and 2009 as required by Rule 8-02 of Regulation S-X. Please also provide the appropriate consent from your independent accountants.

6.   We note your title on page F-1 refers to the September 20, 2011 unaudited financial statements. Please revise.

Statement of Changes in Stockholders' (Deficit) Equity, page F-3

7.   Please revise to include a statement of equity from inception through September 30, 2011. Also, please revise so that your statement of equity reconciles with the operating activity presented in your statement of operations for each period presented.

Statements of Cash Flows, page F-4

8.   Please revise to also include a statement of cash flows for the nine month interim period ended September 30, 2011 as well as the period from inception through September 30, 2011.

Information with Regards to the Acquisition Candidates, page F-8

9.   We see that you entered into an exchange agreement with Liberty Electric on September 6, 2011 and see that closing is contingent upon an 80% reconfirmation vote under Rule 419. Please clarify for us whether this vote has occurred and whether the acquisition has closed, and if so, when. Please also provide us with the same clarification regarding your acquisition of Imperial Automotive Group.

Financial Information For the Acquisition Candidates, page F-14

10.   We see that you provided a pro forma balance sheet as of December 31, 2010. A pro forma balance sheet giving effect to the transaction should be as of the end of the most

recent period for which a consolidated balance sheet of the registrant is required unless the transaction is already reflected in such balance sheet. Please revise accordingly to provide a pro forma balance sheet as of the end of the most recent interim period required. See Rule 8-05 of Regulation S-X for guidance. Note this comment also applies to the pro forma information provided for the acquisition of Imperial that is presented on page F-29.

Financial Statements of Liberty Electric Car Limited, page F-15

11.   We see that you provided audited financial statements for Liberty Car Electric Limited as of and for the years ended December 31, 2010 and December 31, 2009. Please revise to also provide the interim financial statements for the interim periods specified in Rule 8-03 of Regulation S-X, which, based on the information in your filing, appears should be as of and for the interim period ended September 30, 2011 and for the required comparable interim period of the preceding fiscal year.

Notes to the Financial Statements, page F-21

Note 1 – Summary of Significant Accounting Policies, page F-21

Revenue Recognition, page F-22

12.   We note your disclosure that the company has been in the development stage since inception and has no operations to date and the company currently does not have a means for generating revenue. This disclosure does not appear to be consistent with the related financial statements presented. Please revise to disclose the company's current revenue recognition policy.

Note 10 – Subsequent Events, page F-28

13.   Please tell us why the acquisition of the company by OICco was not considered to be a subsequent event.

OICco Reverse Merger on October 14, 2011 with Imperial Auto Group, page F-29

14.   We note your disclosure as part of Note 4 that you have determined that the acquisition of Imperial Auto Group is a reverse merger. Based on the information in your filing, it appears that Liberty's shareholders will gain control of the registrant upon the execution of the Liberty transaction, as further discussed on page F-8. Also, it appears that OICco's business will substantially be that of Liberty's even after the Imperial transaction is closed. Based on above and the information provided in your filing, it is unclear how you

determined that the acquisition with Imperial is a reverse acquisition and that the acquisition method as prescribed by FASB ASC 805 does not apply. Please explain how you determined that the acquisition with Imperial should be accounted as a reverse acquisition rather than as a purchase of a business as prescribed by FASB ASC 805.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at 202-551-3640 or Jeffrey Jaramillo, Branch Chief, at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at 202-551-3316 or Jay Mumford at 202-551-3637 with any other questions.

Sincerely,

/s/ Jay Mumford for

Russell Mancuso
Branch Chief

cc (by e-mail): Harold Gewerter, Esq.